UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number: 1-9608

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWELL RUBBERMAID 401(k) SAVINGS AND

RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Newell Rubbermaid Inc.

Three Glenlake Parkway

Atlanta, GA 30328

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Information

Exhibits. The following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN

Date: June 29, 2010	/s/ Tom Nohl
Tom Nohl, Vice President, Global Total Rewards and Member, Benefit Plans Administrative Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Newell Rubbermaid 401(k) Savings and Retirement Plan

December 31, 2009 and 2008 and Year Ended December 31, 2009

With Report of Independent Registered Public Accounting Firm

NEWELL RUBBERMAID 401(K) SAVINGS AND RETIREMENT PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2009 AND 2008 AND YEAR ENDED DECEMBER 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefit Plans Administrative Committee

Newell Rubbermaid 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Newell Rubbermaid 401(k) Savings and Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 29, 2010

Newell Rubbermaid 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value	$694,815,060	$562,792,288
Employer contribution receivable	17,211,371	19,071,616
Other assets	—	4,103,543

Total assets	712,026,431	585,967,447

Liabilities
Administrative expenses payable	(96,999)	(1,157,332)

Net assets available for benefits, at fair value	711,929,432	584,810,115
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,847,212)	(2,074,346)

Net assets available for benefits	$704,082,220	$582,735,769

See accompanying Notes to Financial Statements.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income:
Net appreciation in fair value of investments	$107,083,987
Interest and dividends	17,938,293

Total investment income	125,022,280
Contributions:
Participant	29,106,756
Employer	31,240,876
Rollover	1,266,452

Total contributions	61,614,084

Total additions	186,636,364

Deductions
Benefits paid to participants	64,560,171
Administrative expenses	729,742

Total deductions	65,289,913

Net increase	121,346,451
Net assets available for benefits – beginning of year	582,735,769

Net assets available for benefits – end of year	$704,082,220

See accompanying Notes to Financial Statements.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements

Year Ended December 31, 2009

1. Description of the Plan

The following description of the Newell Rubbermaid 401(k) Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description document and Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan administered by the Benefit Plans Administrative Committee (the “Plan Administrator”), which is appointed by the Board of Directors of Newell Operating Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 31, 2008, the Technical Concepts LLC 401(k) and Profit Sharing Plan merged into the Plan. As a result of the merger, assets were transferred into the Plan.

Eligibility

Certain employees of Newell Operating Company and affiliated companies or divisions who have adopted the Plan (collectively, the “Company”) are eligible to participate in the Plan. Full-time employees, as defined by the Plan document, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of service, as defined by the Plan document.

Contributions

Participants may generally elect to contribute up to 50% of pretax earnings, as defined by the Plan document, subject to legal and Plan limits. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of compensation plus 50% of the next 2% of compensation contributed by the participant. Certain union employees of Graco Children’s Products Inc. receive a match equal to 50% of the first 6% of compensation contributed by the participant. Certain union employees within Rubbermaid Inc. are eligible for an annual retirement contribution based on hours worked and generally must be employed on the last day of the Plan year to receive the contribution. Nonunion participants and certain union participants are eligible for an annual retirement savings contribution, which is determined based on the participant’s age and years of service. Nonunion participants hired prior to January 1, 2004, who were age 50 or older and were actively employed on January 1, 2005, are eligible for an annual transition retirement contribution, which is determined based on the participant’s age. Certain union participants of the BernzOmatic division of Irwin Industrial Tool Company and the Business to Business division of Sanford, L.P. are also eligible for the transition retirement contribution, but the determination dates for date of hire and attainment of age 50 differ. Generally, participants must work 1,000 hours and be employed on the last day of the Plan year to receive the retirement savings and transition retirement contributions. The Plan also accepts rollovers from other tax-qualified plans.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions and an allocation of (a) the union retirement contribution, if applicable, (b) the retirement savings contribution, if applicable, (c) the transition retirement contribution, if applicable, and (d) plan earnings, and is charged with an allocation of certain trustee and administrative expenses. Allocations are based on participant earnings or account balances, as defined, and certain administrative expenses are transaction specific, such as loan origination, brokerage and shipping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are immediately vested in their contributions and the Company matching contributions. All union retirement contributions vest over a six-year graded schedule and the retirement savings and transition retirement contributions become 100% vested when the employee has rendered three years of continued service, as defined. Forfeitures are used to pay Plan expenses and reduce Company matching or retirement contributions. Forfeitures available for future use were $2,044,365 and $1,989,886 at December 31, 2009 and 2008, respectively, and of the amount available at December 31, 2009, $800,000 was used to reduce 2009 retirement contributions.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2009 ranged from 3.25% to 9.7%. Principal and interest are paid ratably through periodic payroll deductions.

Investment Options

All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan’s investment funds. The portion of the Plan’s investments held in the Company Stock Fund is designated as an employee stock ownership plan (“ESOP”). In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.

Payment of Benefits

On termination of service or upon death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of their account or elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant’s account will be made in equal installments over a period not exceeding five years. Benefits are recorded when paid.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value for mutual funds and common stock equals the quoted market price in an active market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

The INVESCO Stable Value Fund (the “Fund”) is comprised of common/collective trust funds, synthetic guaranteed investment contracts (referred to hereafter as wrapper contracts) and a short-term interest fund. The Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The Fund accomplishes these objectives through the wrapper contracts which guarantee the contract value to the extent the fair value of the underlying investments in the common/collective trust funds is less than contract value. When determining the fair value of the common/collective trust fund investments, the Plan takes into account information received from the fund managers, including their reported net asset value and evidence as to their approach to determining fair value, including consistency with the Plan’s accounting policy. While the net asset values reported by the fund managers are usually the most significant input in arriving at fair value and are generally representative of fair value, other information may also be used to value such investments at a premium or discount to the net asset values as reported by the fund managers, including any specific conditions and events affecting the funds. The fair values of the wrapper contracts are determined using the income approach. The difference between the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) and the current wrapper fee is converted into assumed cash flows over the duration of the holding. The cash flows are discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. The fair value of the short-term interest fund is based on the net asset value reported by the fund manager, which is derived by the fund manager based largely on the quoted market prices of the assets underlying the fund.

The wrapper contracts are defined as fully benefit-responsive investments. Based on the terms of the wrapper contracts and the fair values of the investments in the Fund, an adjustment is required to adjust the aggregate fair value of the Fund’s investments in common/collective trust funds, short-term interest fund and wrapper contracts to contract value, with contract value of the Fund determined based on the provisions of the wrapper contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the amount participants would likely receive if they withdrew or transferred all or a portion of their investment in the contract. See Note 5 of Notes to Financial Statements for further discussion of events and circumstances that would limit the ability of the participant to transact at contract value.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All normal costs and expenses of administering the Plan and trust are paid by the Plan’s participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant’s individual account. Administrative expenses in the Statement of Changes in Net Assets Available for Benefits includes costs associated with these participant-initiated loan and withdrawal transactions, which are allocated to the accounts of the participants initiating the transactions, as well as fees assessed by the Plan’s custodian and recordkeeper against certain Plan assets as consideration for services provided to the Plan. These fees are allocated to the accounts of the participants with investments in the specific Plan assets assessed such fees.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Plan’s financial statements are reasonable and prudent. Actual results may differ from those estimates.

Fair Value Measurements and Disclosures

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (formerly FASB Statement No. 157), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

•	Level 1: Fair value is based on observable inputs such as quoted prices for identical assets or liabilities in active markets.

•

Level 2: Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3: Fair value is based on unobservable inputs that reflect management’s own assumptions.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

New Accounting Pronouncements

In April 2009, the FASB issued authoritative guidance codified in ASC 820 which provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. The authoritative guidance also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance for the reporting period ended December 31, 2009, and the adoption did not have a material effect on the Plan’s financial statements.

In May 2009, the FASB issued FASB Statement No. 165, “Subsequent Events”, which was codified into ASC 855, “Subsequent Events” (“ASC 855”), to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended. The adoption of ASC 855 did not have a material effect on the Plan’s financial statements.

In September 2009, the FASB issued Accounting Standards Update 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. The adoption of ASU 2009-12 did not have a material effect on the Plan’s financial statements.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require certain additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is effective for 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

3. Fair Value Measurements

The following tables present the Plan’s investments which are measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Newell Rubbermaid Inc. common stock (1)	$41,691,498	$41,691,498	$—	$—
Mutual funds (1)
Large Cap Equity	161,053,252	161,053,252	—	—
Mid Cap Equity	59,533,445	59,533,445	—	—
Small Cap Equity	30,224,758	30,224,758	—	—
Balanced Funds	72,709,546	72,709,546	—	—
Fixed Income	54,682,762	54,682,762	—	—
International Equity	60,822,134	60,822,134	—	—
INVESCO Stable Value Fund (2)	192,732,012	—	192,567,647	164,365
Self-directed brokerage accounts (3)	5,247,369	3,843,172	1,404,197	—
Participant loans (4)	16,118,284	—	—	16,118,284

Total investments measured at fair value	$694,815,060	$484,560,567	$193,971,844	$16,282,649

(1)	The fair value of the Plan’s mutual fund and common stock investments is determined on the basis of quoted prices in an active market. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year where the price of the fund is quoted in an active market. Accordingly, these investments have been classified as Level 1.
(2)	The Fund is comprised of common/collective trust funds ($188,337,005), wrapper contracts ($164,365) and a short-term interest fund ($4,230,642). The common/collective trust fund investments underlying the INVESCO Stable Value Fund include investments in government, agency and high quality corporate bonds. Investments in common/collective trust funds and the short-term interest fund are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments. Net asset values are determined by dividing net assets at fair value by the units outstanding at the measurement date. The primary input used to value the wrapper contracts is interest rates for comparable instruments with similar maturities with counterparties of similar credit standing. These interest rates are used to discount the estimated future cash flows associated with the investments to determine fair value. Accordingly, these investments have been classified as Level 3 investments. See Notes 2 and 5 for further information regarding the Fund.
(3)

The self-directed brokerage accounts balance is comprised of common stock investments ($3,094,769), mutual fund investments ($748,403), investments in a short-term interest fund ($1,325,598) and other investments ($78,599). The fair value of the mutual fund and common stock investments is determined on

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

the basis of quoted prices in an active market. Accordingly, these investments have been classified as Level 1. Investments in the short-term interest fund are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments.

(4)	Participant loans are valued based on the remaining unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

	Fair Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds (5)	$328,957,850	$328,957,850	$—	$—
Common stock (5)	25,795,599	25,795,599	—	—
Common/collective trust funds (6)	185,338,519	—	185,338,519	—
Short Term Interest Fund and other (7)	5,156,382	—	5,156,382	—
Participant loans (8)	17,190,437	—	—	17,190,437
Wrapper contracts (9)	353,501	—	—	353,501

Total investments measured at fair value	$562,792,288	$354,753,449	$190,494,901	$17,543,938

(5)	The fair value of the Plan’s mutual fund and common stock investments is determined on the basis of quoted prices in an active market. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year where the price of the fund is quoted in an active market. Accordingly, these investments have been classified as Level 1.
(6)	Investments in common/collective trust funds are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments. Net asset values are determined by dividing net assets at fair value by the units outstanding at the measurement date.
(7)	This category primarily includes investments in the JP Morgan Short Term Interest Fund, which are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments. Net asset values are determined by dividing net assets at fair value by the units outstanding at the measurement date.
(8)	Participant loans are valued based on the remaining unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.
(9)	The primary input used to value the wrapper contracts is interest rates for comparable instruments with similar maturities with counterparties of similar credit standing. These interest rates are used to discount the estimated future cash flows associated with the investments to determine fair value. Accordingly, these investments have been classified as Level 3 investments.

See Note 2 for further information regarding the Plan’s valuation methodologies for the above investments.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Participant Loans	Wrapper Contracts
Balance at beginning of year	$17,190,437	$353,501
Unrealized losses relating to instruments still held at the reporting date	—	(189,136)
Issuances, repayments and settlements, net	(1,072,153)	—

Balance at end of year	$16,118,284	$164,365

The gains (losses) on the wrapper contracts are unrealized and are included in the adjustment from fair value to contract value for fully benefit-responsive investment contracts in the Statements of Net Assets Available for Benefits.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

4. Investments

During 2009, the Plan’s investments, including investments purchased and sold, as well as held, during the year, appreciated in fair value as follows:

Net Appreciation in Fair Value of Investments
Determined by quoted market prices:
Mutual funds	$89,106,924
Common Stock	17,977,063

$107,083,987

The fair value of individual assets that represent 5% or more of the Plan’s assets as of December 31 is as follows:

	2009	2008

INVESCO Short-Term Bond Fund	$89,769,739	$88,357,581
American Funds Growth Fund of America	85,007,705	62,266,008
Dodge & Cox International Stock Fund	60,822,134	38,776,452
Vanguard Strategic Equity Fund	59,533,445	43,469,358
PIMCO Total Return Fund	54,682,762	43,408,551
Newell Rubbermaid Inc. common stock*	41,691,498	**
American Century Large Company Value Fund	40,649,298	33,845,397
American Funds Balanced Fund	38,878,875	33,402,735
American Century Equity Index Fund	35,396,249	29,490,071
WAM AAA or Better Intermediate Fund	**	32,906,264
PIMCO AAA or Better Intermediate Fund	**	32,694,676
INVESCO Intermediate Government Fund	**	31,379,998

*	Party in interest.
**	Below 5% Threshold

5. Investment Contracts

The Plan’s investments include the Fund’s investments in wrapper contracts. In a wrapper contract structure, the underlying investments are held under the Fund through a group trust (i.e., common/collective trust funds) for retirement plan participants. The Fund purchases wrapper contracts from insurance companies and banks that credit a stated interest rate for a specified period of time. The wrapper contracts guarantee the contract value to the extent the fair value of the underlying investments in the common/collective trust funds is less than contract value. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuers of the wrapper contract provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. If the financial institution guaranteeing the wrapper contract fails to perform in accordance with the wrapper contract, the value of the Plan’s investments in the Fund and the value of the wrapper contract would be subject to additional market gains and losses.

The crediting rates are reset periodically and are based on the market value and performance of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

Because changes in market interest rates affect the yield-to-maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Gains and losses in the fair value of the wrapper contracts (inclusive of the underlying investments in the common/collective trust funds) relative to their contract value are included in the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts” on the Statements of Net Assets Available for Benefits. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than its fair value. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than its fair value. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a business unit) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments. The events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

The Plan Administrator may elect to liquidate the Plan’s investments in the Fund in whole or in part generally upon advance notice of 10 days to INVESCO, with the proceeds paid within 60 days thereafter. Any such liquidation from the Fund may cause the Plan to incur termination or other withdrawal-related costs. There are currently no restrictions on participant-directed withdrawals from the Fund.

The actual yields realized by the Fund and the crediting interest rate after adjusting for the effects of the wrapper contracts as of December 31 are as follows:

	2009	2008
Average yields:
Based on actual earnings	2.5%	5.2%
Based on interest rate credited to participants	4.0	4.3

The Fund also includes the value of a short-term interest fund in the amount of $4,230,642 and $5,080,363 at December 31, 2009 and 2008, respectively. The short-term interest fund is included in the financial statements at fair value.

6. Related-Party Transactions

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan and included in the Statement of Changes in Net Assets Available for Benefits. All other costs are paid out of the Plan’s assets, except to the extent the Plan Administrator, at its discretion, elects to have such expenses paid directly by the Company.

Certain Plan investments are shares of common stock of Newell Rubbermaid Inc., the ultimate parent of the Company, and a short-term interest fund managed by the Plan’s recordkeeper and custodian. These investments have values of $41,691,498 and $5,556,240, respectively, at December 31, 2009, and values of $24,103,076 and $5,080,363, respectively, at December 31, 2008.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan generally does not require collateral from counterparties or use netting arrangements to support or mitigate credit risk associated with the wrapper contracts or the Plan’s other investments. The Plan’s primary credit risk is associated with the banks and insurance companies that are counterparties to the five wrapper contracts. As of December 31, 2009, the maximum amount of loss associated with a single counterparty to a wrapper contract is $44,596,773.

10. Reconciliation of Financial Statements to Form 5500

	December 31
	2009	2008
Net assets available for benefits:
Net assets available for benefits at year-end as reported in the accompanying financial statements	$704,082,220	$582,735,769
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,847,212	2,074,346

Net assets available for benefits at year-end per Form 5500	$711,929,432	$584,810,115

		Year Ended December 31, 2009
Changes in net assets available for benefits:
Net increase as reported in the accompanying financial statements		$121,346,451
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts		5,772,866

Net increase per Form 5500		$127,119,317

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

11. Subsequent Event

Effective January 1, 2010, the Plan was amended to modify the vesting provisions for Company matching contributions for Plan participants hired after December 31, 2009. Company matching contributions for these participants will become 100% vested when the employee has rendered three years of vesting service, as defined. Company matching contributions for participants hired prior to January 1, 2010, will continue to immediately vest upon contribution to the Plan.

Supplemental Schedule

Newell Rubbermaid 401(k) Savings and Retirement Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-1953130        Plan #012

December 31, 2009

(A)	(B) Identity of Issue	(C) Description of Investment	(E) Current Value
	American Funds Growth Fund of America	Mutual Fund	$85,007,705
	Dodge & Cox International Stock Fund	Mutual Fund	60,822,134
	Vanguard Strategic Equity Fund	Mutual Fund	59,533,445
	PIMCO Total Return Fund	Mutual Fund	54,682,762
	American Century Large Company Value Fund	Mutual Fund	40,649,298
	American Funds Balanced Fund	Mutual Fund	38,878,875
	American Century Equity Index Fund	Mutual Fund	35,396,249
	Lord Abbett Small Cap Blend	Mutual Fund	30,224,758
	Vanguard Target Retirement Fund 2015	Mutual Fund	7,228,419
	Vanguard Target Retirement Fund 2025	Mutual Fund	8,445,269
	Vanguard Target Retirement Fund 2035	Mutual Fund	9,795,867
	Vanguard Target Retirement Fund 2045	Mutual Fund	8,361,116
*	Newell Rubbermaid Inc.	Common Stock	41,691,498
	Various Non-Employer Common Stock	Self Directed Account	3,094,769
	Various Mutual Funds	Self Directed Account	748,403
*	Other	Self Directed Account	1,404,197
*	Participant Loans	Various maturities, interest rates from 3.25% to 9.7%	16,118,284
	INVESCO Stable Value Fund:
*	J.P. Morgan Chase Short Term Interest Fund	Short-Term Interest Fund	4,230,642
	PIMCO AAA or Better Intermediate Fund Wrapper Contract	Wrapper Contract	0
	PIMCO AAA or Better Intermediate Fund	Common/Collective Trust	33,515,557
	INVESCO Intermediate Government Fund Wrapper Contract	Wrapper Contract	0
	INVESCO Intermediate Government Fund	Common/Collective Trust	31,941,820
	WAM AAA or Better Intermediate Fund Wrapper Contract	Wrapper Contract	0
	WAM AAA or Better Intermediate Fund	Common/Collective Trust	33,109,889
	INVESCO Short-Term Bond Fund Wrapper Contracts	Wrapper Contract	164,365
	INVESCO Short-Term Bond Fund	Common/Collective Trust	89,769,739

	Total		$694,815,060

*	Denotes a party in interest.

(D) Cost information not presented as all investments are participant-directed.